Filed Pursuant to Rule 424(b)(3)

Registration No. 333-185336

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

SUPPLEMENT NO. 3 DATED MARCH 11, 2015

TO THE PROSPECTUS DATED JULY 3, 2014

This document supplements, and should be read in conjunction with, the prospectus of Hartman Short Term Income Properties XX, Inc. dated July 3, 2014 as supplemented by Supplement No. 2, dated December 30, 2014. Unless otherwise defined in this Supplement No. 3, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.  The purpose of this Supplement No. 3 is to disclose the following:

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The status of our public offering and our intention to terminate our public offering by December 31, 2015;

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An update to the risk factors on the cover page of our prospectus;

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An update to the management of our advisor; and

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An update regarding our completed acquisitions of properties in San Antonio, Texas and Houston, Texas.

Status of Our Public Offering

On July 16, 2013, we commenced a follow-on public offering of up to $200,000,000 in shares of our common stock at a price of $10.00 per share (subject to certain volume discounts described in the prospectus) and up to $19,000,000 in shares of our common stock to be sold pursuant to our distribution reinvestment program at a price of $9.50 per share.  As of February 28, 2015, we had accepted investors’ subscriptions for, and issued, 8,915,733 shares of our common stock in our initial public offering and follow-on offering, including 582,919 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $86,812,002.

On March 2, 2015, we announced our intention to terminate our follow-on public offering by December 31, 2015.  Our board of directors continues to evaluate potential liquidity events to maximize the total potential return to our stockholders, including, but not limited to, merging our company with its affiliates or a public listing of our shares of common stock.  We currently anticipate that such a liquidity event may take place during the first or second fiscal quarter of 2016. However, our board of directors has not made a decision to pursue any specific liquidity event, and there can be no assurance that we will complete a liquidity event on the terms described above or at all.

Update to Risk Factors on Prospectus Cover Page

The second item included in the summary risk factors appearing on the cover page of the prospectus is hereby superseded and replaced in its entirety with the following:

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The amount of distributions we may pay, if any, is uncertain. Due to the risks involved in the ownership of real estate, there is no guarantee of any return on your investment in our shares, and you may lose all or a portion of your investment.

Changes in the Management of our Advisor

Effective as of March 2, 2015, Allen R. Hartman resigned from his position as President of our advisor and Richard J. Vitale was appointed as the President of our advisor, Mr. Hartman will continue to serve as the Chief Executive Officer of our advisor.

Biographical information with respect to Mr. Vitale is set forth below:

Richard J. Vitale, CFA, age 47, serves as Executive Vice President of HIR Management and President of Hartman Advisors.  Mr. Vitale joined the Property Manager and the Advisor effective March 2, 2015.  Mr. Vitale served as President and a director of United Realty Trust, Inc. (“URT”) and as President of United Realty Advisors from October 2013 to February 2015.  Mr. Vitale has over 23 years of commercial real estate and alternative investment products experience.  Prior to joining URT, Mr. Vitale worked for and ultimately co-owned AEI Capital Corporation (“AEI”), one of the country’s oldest sponsors of non-traded real estate funds and 1031 tax-deferred property exchange offerings from June 1992 to February 2013.  While at AEI, he was Executive Vice President of Strategic Business Development where he oversaw all aspects of that firm’s sponsorship, management and distribution of non-traded real estate funds and 1031 tax-deferred property investment offerings. He has extensive expertise in the areas of SEC registered and Regulation D private placement investment product development and distribution.  From January 1990 to May 1992, Mr. Vitale was employed by Burlington Northern Railroad where he held positions as Treasury Analyst, Equipment Leasing Analyst and Economic Analyst.  Mr. Vitale graduated magna cum laude from the University of St. Thomas in 1989 with a Bachelor’s Degree in both finance and economics.  Mr. Vitale holds the Chartered Financial Analyst (“CFA”) designation which was granted in 1999.

Information Regarding Recent Property Acquisitions

Energy Plaza I & II

Property Acquisition

On December 30, 2014, we acquired, through Hartman Energy LLC (“Energy LLC”), our indirect, wholly-owned subsidiary, a fee simple interest in a two building office complex located in San Antonio, Texas commonly known as Energy Plaza I & II (the “Energy Plaza Property”), containing 180,119 square feet of office space.

Energy LLC acquired the Energy Plaza Property from an unrelated third party seller for a purchase price of $17,610,000, exclusive of closing costs.  Energy LLC financed the payment of the purchase price for the Energy Plaza Property with (1) proceeds from our ongoing public offering and (2) the assumption of a securitized loan in the outstanding principal amount of $10,362,573.  The terms of the financing are discussed below.

An acquisition fee of $440,250 was earned by our advisor in connection with the purchase of the Energy Plaza Property.

Property Management

On September 8, 2014, Energy LLC and our affiliate property manager, entered into a property management agreement pursuant to which the property manager will manage and be the exclusive leasing agent for the Energy Plaza Property.  Pursuant to the terms of the management agreement, Energy LLC will pay the property manager a monthly management fee of 5% of the effective gross revenue (as defined in the management agreement).  Energy LLC will also pay a leasing fee (as defined in the management agreement and subject to the further terms contained therein) in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property for new leases and for the renewal of existing leases.  The management agreement has an initial term of one year and will be automatically extended on an annual basis unless either party gives thirty (30) days prior written notice of its desire to terminate the management agreement.  Energy LLC or the property manager may terminate the management agreement in the event of default by the other party if such default is not cured within ten (10) days after written notice from the other party, provided that if the default cannot be reasonably cured within the ten (10) day period, the cure period shall be reasonably extended provided the party obligated to cure such default endeavors with diligence to do so.  Energy LLC may terminate the management agreement at any time upon written notice in the event of the property manager’s fraud, gross malfeasance, gross negligence or willful misconduct.

Property Loan Assumption

On December 30, 2014, Energy LLC assumed the existing mortgage loan secured by the Energy Plaza Property (the “Energy Plaza Loan”) pursuant to a loan assumption agreement with U.S. Bank National Association, as Trustee for Morgan Stanley Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 2011-C-3. The Energy Plaza Loan had an outstanding principal amount of $10,362,573 as of the closing date of the acquisition of the Energy Plaza Property. Energy Plaza’s obligations under the Energy Plaza Loan are secured by a deed of trust, assignment of leases and rents and security agreement. The Energy Plaza Loan accrues interest at a fixed interest rate of 5.30% per annum and matures on June 10, 2021. Except as otherwise provided in the Energy Plaza Loan agreement, we may not prepay the Energy Plaza Loan in whole or in part prior to March 10, 2021.  Prepayment, voluntarily or involuntarily, other than as permitted is subject to payment of yield maintenance and as applicable, the establishment of a defeasance collateral account.

We have absolutely and unconditionally guaranteed the payment of the guaranteed recourse obligations of Energy LLC under the Energy Plaza Loan and its related security instruments.

Description of Property

Energy Plaza I and Energy Plaza II were built in 1980 and 1982, respectively.  The Energy Plaza Property is approximately 95% occupied by 66 tenants as of December 31, 2014.  There is no current tenant who occupies 10% or more of the rentable square footage of the Energy Plaza Property.

The largest single tenant occupies approximately 8.9% of the Energy Plaza Property.  The top ten tenants of the Energy Plaza Property occupy approximately 47% of the Energy Plaza Property and comprise approximately 46% of current annual base rent.  Major tenants include the San Antonio Petroleum Club, Akin, Doherty, Klein & Feuge, P.C., Housing and Community Services, Inc., U.S. Enercorp LTD and General Dynamics Information Technology, Inc.

The following table shows lease expirations for the Energy Plaza Property during each of the next six years (which accounts for 100% of leases in effect as of January 1, 2015):

		Gross Leasable Area		Annualized Base Rent as of December 31, 2014
Year	No. of Leases	Approx. Sq. Ft.	Pct. Of Total Occupied	Amount	Percent of Total
2015	27	40611	23.8%	$ 898,354	25.8%
2016	11	36,764	21.6%	692,716	19.9%
2017	21	46,556	27.3%	981,230	28.2%
2018	2	11,396	6.7%	212,244	6.1%
2019	3	15,453	9.1%	311,368	9.0%
2020	2	19,555	11.5%	382,527	11.0%
Total	66	170,335	100.0%	$ 3,478,439	100.0%

Management has no present plans for the renovation or improvement of the Energy Plaza Property and believes that the Energy Plaza Property is adequately insured for its present use.

The Energy Plaza Property is subject to competition from other nearby office properties in the San Antonio market.

Copperfield Building and Timbercreek Atrium

On December 30, 2014, we acquired, through Hartman Highway 6 LLC (“Highway 6 LLC”), our wholly owned subsidiary, two suburban office buildings located in northwest Houston, Texas commonly known as the Copperfield Building (the “Copperfield Building”) and the Timbercreek Atrium (the “Timbercreek Atrium”), containing 42,621 square feet and 51,035 square feet, respectively, of office space.

Highway 6 LLC acquired the Copperfield Building and Timbercreek Atrium from U.S. Bank National Association, as Trustee, as successor-in-interest to Bank of America, National Association, as successor-by-merger to LaSalle Bank National Association, as Trustee for the Registered Holders of Bear Stearns Commercial Mortgage Securities Inc., Commercial Mortgage Pass-Through Certificates, Series 2007-PWR17, an unrelated third party seller, for an aggregate purchase price of $5,316,000, exclusive of closing costs.  Highway 6 LLC financed the payment of the purchase price with proceeds from our ongoing public offering.

Timbercreek Atrium is a 51,035 square foot, 3-story brick, Class B office building located at 5870 Highway 6 North in Northwest Houston, adjacent to Highway 6 with easy access to I-10. The Timbercreek Atrium is part of an established and active Property Owners Association, the Timbercreek Place Property Owners Association. The association uses architectural reviews as well as continuity guidelines which allows and secures a professional environment for the area. During 2014, the Timbercreek Atrium has had extensive upgrades to include fire alarm system, sprinklers and skylight replacement. The surrounding area includes significant retail development, with several new retail developments currently in progress.  The Timbercreek Atrium was built in 1984.  As of December 19, 2014, Timbercreek Atrium is 79.4% occupied.

The Copperfield Building is a 42,621 square foot, brick, 3-story, Class B office building located at 15840 FM 529 in Northwest Houston, TX. The property was built in 1986 and is 79.6% occupied as of December 19, 2014.  The Copperfield Building has extensive retail in the immediate area including Target, Lowe’s, The Home Depot, Petco, and other national retailers. The building has recently modernized the elevator at a cost of $100,000 and has long term leases with all major tenants.

Significant tenants at the Copperfield Building include JP Morgan Chase Bank, Stillwater Resource Group, Harvey Home Health, State Farm and Deep Sea Development.

An acquisition fee of $132,900 was earned by our advisor in connection with the acquisition of the Timbercreek Atrium and Copperfield Building properties.

Property Management

On December 30, 2014, Highway 6 LLC and the property manager entered into a property management agreement pursuant to which the property manager will manage and be the exclusive leasing agent for the Timbercreek Atrium and Copperfield Building.  Pursuant to the terms of the management agreement, Highway 6 LLC will pay the property manager a monthly management fee of 4% of the effective gross revenue (as defined in the management agreement).  Highway 6 LLC will also pay a leasing fee (as defined in the management agreement and subject to the further terms contained therein) in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property for new leases and for the renewal of existing leases.  The management agreement has an initial term of one year and will be automatically extended on an annual basis unless either party gives thirty (30) days prior written notice of its desire to terminate the management agreement.  Highway 6 LLC or the property manager may terminate the management agreement in the event of default by the other party if such default is not cured within ten (10) days after written notice from the other party, provided that if the default cannot be reasonably cured within the ten (10) day period, the cure period shall be reasonably extended provided the party obligated to cure such default endeavors with diligence to do so.  Highway 6 LLC may terminate the management agreement at any time upon written notice in the event of the property manager’s fraud, gross malfeasance, gross negligence or willful misconduct.

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